UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 27, 2025

Windstream Parent, Inc.

(Exact name of registrant as specified in its charter)

Delaware	333-281068	99-2892631
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

4005 Rodney Parham Road, Little Rock, Arkansas	72212
(Address of principal executive offices)	(Zip Code)

(501) 748-7000

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

As previously disclosed, on May 3, 2024, Windstream Holdings II, LLC (“Windstream”) entered into an Agreement and Plan of Merger, by and between Windstream and Uniti Group Inc. (“Uniti”), as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 17, 2024 (as it may be further amended and/or restated from time to time, the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement and following a pre-closing reorganization of Windstream, an affiliate of Windstream identified as “Merger Sub” in the Merger Agreement will merge with and into Uniti (the “Merger”), with Uniti surviving the Merger, with the result that both of Uniti and Windstream’s successor by merger will be indirect wholly owned subsidiaries of Windstream Parent, Inc. (“Parent”). In connection with the Merger, Parent will be renamed Uniti Group Inc.

The information contained in this Current Report on Form 8-K (this “Form 8-K”) updates and supplements the disclosure contained in Parent’s prospectus filed pursuant to Rule 424(b)(3) relating to the Merger, as filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2025 (the “Windstream Prospectus”), and in Parent’s registration statement on Form S-4 (File No. 333-281068), as amended (the “Windstream Registration Statement”), which was declared effective by the SEC on February 12, 2025. The information contained in this Form 8-K shall be deemed incorporated by reference into the Windstream Prospectus and the Windstream Registration Statement. To the extent that the information in this Form 8-K differs from or updates information contained in the Windstream Prospectus or the Windstream Registration Statement, the information in this Form 8-K shall supersede or supplement the information in the Windstream Prospectus or the Windstream Registration Statement.

Litigation Relating to the Merger

As of the date of this Form 8-K, attorneys representing multiple purported stockholders of Uniti have delivered demand letters to Uniti (collectively, the “Demand Letters”) alleging that the disclosures contained in the Windstream Prospectus are deficient and requesting that Uniti supplement such disclosures prior to the special meeting of Uniti’s stockholders scheduled for April 2, 2025, beginning at 8:00 a.m. Eastern Time. The Demand Letters threaten Uniti with lawsuits in the event that the purported deficiencies in the Windstream Prospectus are not addressed but, to date, none of these stockholders have filed suit challenging the Merger.

As of the date of this Form 8-K, three lawsuits relating to the Merger (collectively, the “Lawsuits”) have been filed: (i) Garfield v. Uniti Group Inc., et al. Cause No. 60CV-25-2552, which was filed in the Circuit Court of Pulaski County, State of Arkansas on March 10, 2025 (the “Garfield Action”), (ii) Jones v. Uniti Group Inc., et al. Index No. 651378/2025, which was filed in the Supreme Court of the State of New York, County of New York, on March 11, 2025 and (iii) Thompson v. Uniti Group Inc., et al. Index No. 651394/2025, which was filed in the Supreme Court of the State of New York, County of New York, on March 12, 2025. The Lawsuits were each filed by a purported stockholder of Uniti as an individual action and allege that the Windstream Prospectus was materially incomplete due to certain misrepresentations and omissions in violation of Maryland or New York common law. The Lawsuits name as defendants Uniti and its directors and seek, among other relief, an order enjoining the consummation of the Merger. On March 17, 2025, the plaintiff in the Garfield Action filed a motion for a preliminary injunction seeking to enjoin the Merger. There can be no assurance regarding the ultimate outcome of the Lawsuits.

It is possible that additional, similar complaints may be filed, that the Lawsuits described above may be amended, or that additional demand letters will be received by Uniti. If this occurs, Uniti does not intend to announce the filing or receipt of each additional, similar complaint or demand letter or any amended complaint unless required by law.

Uniti believes that the claims asserted in the Lawsuits and the Demand Letters are without merit. However, in order to alleviate the costs, risks and uncertainties arising from the injunction motion filed in the Garfield Action, Uniti has determined to voluntarily supplement the Windstream Prospectus as described in this Form 8-K. Nothing in this Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Uniti specifically denies all allegations set forth in the Garfield Action, as well as the other Lawsuits and the Demand Letters, and denies that any additional disclosure in the Windstream Prospectus was or is required.

Supplemental Disclosures

The following disclosures supplement the disclosures contained in the Windstream Prospectus and should be read in conjunction with the disclosures contained in the Windstream Prospectus, which should be read in its entirety. To the extent the information set forth herein differs from or updates information contained in the Windstream Prospectus, the information set forth herein shall supersede or supplement the information in the Windstream Prospectus. All page references are to pages in the Windstream Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Windstream Prospectus.

(a)	In the section of the Windstream Prospectus titled “The Merger—Background of the Merger” the disclosure in the tenth full paragraph on page 167 is amended by replacing the paragraph with the following (new text is underlined and bold):

On January 23, 2024, representatives of Uniti’s and Windstream’s respective financial advisors (but, for the avoidance of doubt, in the case of Uniti, not including J.P. Morgan or Stephens but rather financial advisors previously engaged by Uniti for other corporate and capital market transactions) met via teleconference to discuss Windstream’s forecasts.

(b)	In the section of the Windstream Prospectus titled “The Merger—Background of the Merger” the disclosure on page 168 is amended by adding the following immediately before the eleventh paragraph (new text is underlined and bold):

On April 11, 2024, J.P. Morgan provided the Uniti Board with a customary relationship disclosure letter, addressed to the Uniti Board, and discussed the engagement of J.P. Morgan.

(c)	In the section of the Windstream Prospectus titled “The Merger—Background of the Merger” the disclosure in the second full paragraph on page 169 is amended by replacing the paragraph with the following (new text is underlined and bold):

On April 19, 2024, Uniti, on behalf of the Uniti Board, engaged Stephens to provide an additional fairness opinion in connection with the potential transaction due to, among other things, Stephens’ qualifications, experience and reputation, particularly locally, ~~and~~ Stephens’ familiarity with Uniti, and the absence of material conflicts on the part of Stephens.

(d)	In the section of the Windstream Prospectus titled “The Merger—Opinion of Stephens Inc. to the Uniti Board” the disclosure in the final paragraph on page 180 is amended by replacing the paragraph with the following (new text is underlined and bold):

Stephens performed a discounted cash flow analysis of the pro forma combined entity (exclusive of any synergies or cost savings as a result of the proposed Merger) to estimate a range of implied equity values for the pro forma combined entity based upon the discounted net present value of the projected unlevered, after-tax free cash flows for the pro forma combined entity from January 1, 2025, through calendar year 2028. In this analysis, Stephens ~~used~~ (i) used financial information and data regarding Uniti and Windstream provided by Uniti, ~~and~~ (ii) used prospective financial information for the pro forma combined entity provided by Uniti management and (iii) treated stock-based compensation as a non-cash expense for purposes of its discounted cash flow analysis. See the section below entitled “—Certain Unaudited Prospective Financial Information of Uniti” for additional information regarding the unaudited prospective financial information used by Stephens in performing its analysis. Stephens determined the projected amount of unlevered, after-tax free cash flows for the pro forma combined entity assuming a terminal value for the pro forma combined entity based upon a range of terminal EBITDA multiples, selected by Stephens exercising its professional judgment given the nature of Uniti and Windstream and their industry and respective businesses, of 7.25x to 7.75x. In selecting a terminal EBITDA multiple for the pro forma combined entity, Stephens considered the range of EBITDA multiples of the pro forma combined entity and of the comparable public companies of the pro forma combined entity set forth in the section entitled “— Selected Publicly Traded Companies Analysis” above.

(e)	In the section of the Windstream Prospectus titled “The Merger—Opinion of Stephens Inc. to the Uniti Board” the disclosure in the third full paragraph on page 183 is amended by replacing the paragraph with the following (new text is underlined and bold):

Affiliates and employees of Stephens Inc. own an investment interest of less than one-half of one percent of the outstanding common stock of Uniti, ~~and~~ Stephens makes a market in the stock of Uniti, and the aggregate fees earned by Stephens for such market-making activities during the two-year period preceding the delivery of its opinion were less than $15,000. Stephens has not received any investment banking fees from Uniti or Windstream within the past two years. Within the past two years, Stephens or its affiliates have provided insurance agency services to Uniti and have received customary compensation for such services of approximately $460,000. In addition, during the two years preceding the date of Stephens’ opinion, neither Stephens nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with Elliott or the Investor Adviser, each a significant affiliate of Windstream, and the aggregate fees recognized by Stephens from Elliott and the Investor Adviser, as applicable, were zero. Stephens expects to pursue future investment banking services assignments with participants in the proposed Merger.

(f)	In the section of the Windstream Prospectus titled “The Merger—Opinion of J.P. Morgan to the Uniti Board” the disclosure in the final paragraph of page 186 is amended by replacing the paragraph with the following (new text is underlined and bold):

J.P. Morgan conducted discounted cash flow analyses for the purpose of determining the implied fully diluted equity value per Uniti Common Share. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” For purposes of J.P. Morgan’s analysis, “unlevered free cash flows” were calculated by taking earnings before interest and taxes, subtracting cash taxes, adding back depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital and other cash flow items, including non-cash revenue and expenses. For purposes of the analyses described in this section, J.P. Morgan treated SBC as a cash expense. For purposes of J.P. Morgan’s opinion, “present value” refers to the current value of one or more future unlevered free cash flows from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account certain macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. For purposes of J.P. Morgan’s opinion, “terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final projection period.

(g)	In the section of the Windstream Prospectus titled “The Merger—Opinion of J.P. Morgan to the Uniti Board” the disclosure in the first full paragraph on page 187 is amended by replacing the paragraph with the following (new text is underlined and bold):

J.P. Morgan calculated the unlevered free cash flows that Uniti expected to generate on a standalone basis (i.e., without any Synergies), excluding the free cash flows attributable to the Windstream Leases, which were calculated separately as described in the following paragraph, during fiscal years 2024 through 2032 based upon Uniti management projections. J.P. Morgan also calculated a range of terminal values at the end of the projection period by applying a terminal period rate estimated by Uniti management ranging from 2.50% to 3.50% of the unlevered free cash flow of Uniti during the terminal period of the projections. The unlevered free cash flows and range of terminal values were then discounted to present values as of December 31, 2023 using a range of discount rates from 11.25% to 10.25%, which were chosen by J.P. Morgan based upon an analysis of Uniti’s weighted average cost of capital. The present value of the unlevered free cash flows and the range of terminal values for Uniti were then adjusted for the addition of the present value of the rental income pursuant to the Windstream Leases (assuming a 0.5% escalation, as provided by Uniti management, and discounted at 12.00%, in each case discussed immediately below) and the present value of Uniti’s tax attributes of $89 million (discounted at 10.75%, as described below), to indicate a range of implied equity values per Uniti Common Share on a standalone basis, calculated based on the fully diluted number of shares outstanding using the treasury stock method, and after accounting for net debt (including cash proceeds from pending asset divestitures), and non-controlling interests each as provided by Uniti management (in each case, rounded to the nearest $0.25 per share), of $3.50 to $5.25 per Uniti Common Share. This range of implied per share equity value was compared to the closing price per Uniti Common Share as of February 16, 2024, the last full trading day prior to media speculation regarding a potential transaction with Windstream, of $5.10.

(h)	In the section of the Windstream Prospectus titled “The Merger—Opinion of J.P. Morgan to the Uniti Board” the disclosure in the first full paragraph on page 190 is amended by replacing such paragraph with the following (new text is underlined and bold):

J.P. Morgan also conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value of Windstream. For purposes of J.P. Morgan’s analysis, “unlevered free cash flows” were calculated by taking earnings before interest and taxes, subtracting cash taxes, adding back depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital and other cash flow items, including pension capital contributions, severance costs and other cost initiatives. For purposes of the analyses described in this section, J.P. Morgan treated SBC as a cash expense.

(i)	In the section of the Windstream Prospectus titled “The Merger—Opinion of J.P. Morgan to the Uniti Board” the disclosure in the second two full paragraph on page 190 is amended by replacing such paragraph with the following (new text is underlined and bold):

J.P. Morgan calculated the unlevered free cash flows that Windstream expected to generate during fiscal years 2024 through 2026 based upon the Adjusted Windstream Estimates and upon projections for the subsequent period developed using terminal period assumptions provided by Uniti’s management for use in J.P. Morgan’s analysis, implying a terminal growth rate ranging from 1.50% to 2.50%. The unlevered free cash flows and range of terminal values were then discounted to present values as of December 31, 2023 using a range of discount rates from 11.25% to 10.25%, which were chosen by J.P. Morgan based upon an analysis of Windstream’s weighted average cost of capital. The present value of the unlevered free cash flows and the range of terminal values for Windstream were then adjusted for the deduction of the present value of the Windstream Leases (assuming a 0.5% escalation, as provided by Uniti management, and discounted at 12.00%, in each case as discussed above), the addition of the present value of Windstream’s tax attributes of $150 million (using a discount rate of 10.75%, as described below) and the addition of the present value of Windstream’s lease tax shield of $1,453 million (discounted at 12.00%), to indicate a range of implied equity values for Windstream on a standalone basis, after accounting for net debt (including capital leases and proceeds from pending asset divestures), and pension SLB, each as provided by Uniti management (in each case, rounded to the nearest $25 million) of $650 million to $2,300 million.

(j)	In the section of the Windstream Prospectus titled “The Merger—Opinion of J.P. Morgan to the Uniti Board” the disclosure in the second full bulleted paragraph on page 191 is amended by replacing the paragraph with the following (new text is underlined and bold):

• Impact to Tax Attributes: J.P. Morgan then calculated the net impact to aggregate Uniti and Windstream tax attributes as (i) the net present value of the tax savings expected to result from combining the tax attributes of Uniti and Windstream of $250 million, minus (ii) the sum of the net present values of the tax savings expected to result from (A) Uniti’s standalone tax attributes of $89 million, (B) Windstream’s standalone tax attributes of $150 million and (C) the tax shield attributable to Windstream’s rent expenses under the Windstream Leases of $1,453 million, plus (iii) the net present value of the tax shield for fiscal years 2024 through 2039 that would be created by the step up in Uniti’s tax basis that could potentially result from the Merger of $813 million, as estimated by Uniti management. These calculations yielded an Impact to Tax Attributes range with a midpoint of negative $629 million, which midpoint was used for purposes of J.P. Morgan’s analysis.

(k)	In the section of the Windstream Prospectus titled “Executive Compensation” the disclosure in the second full paragraph on page 283 is amended by replacing the paragraph with the following (new text is underlined and bold):

New Uniti has not yet paid any compensation to its directors or executive officers. It is currently expected that the compensation to be paid to executive officers of New Uniti following the Closing will be substantially similar to the compensation paid to Uniti executive officers immediately prior to the Closing, and any increases would be determined based on similar metrics to those used by Uniti today, including reference to pay levels of peer companies with enterprise values comparable to New Uniti’s enterprise value. New Uniti’s non-employee director compensation program will be designed to attract and retain qualified individuals to serve on the New Uniti Board, in line with that of other public companies of a similar size and complexity.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in or incorporated by reference into this communication that are not historical facts constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the SEC. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Forward-looking statements are based on the current beliefs and expectations of the managements of Uniti and Windstream and are subject to significant risks and uncertainties outside of their control. Words such as “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “aims,” “potential,” “will,” “would,” “could,” “considered,” “likely,” “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Windstream Registration Statement.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on future circumstances that may or may not occur. Actual results may differ materially from the current beliefs and expectations of the management of Uniti and Windstream depending on a number of factors affecting their businesses and risks associated with the successful execution of the Merger and the integration and performance of New Uniti following the Merger. In evaluating these forward-looking statements, you should carefully consider the risks described in other reports that New Uniti and Uniti file with the SEC. Factors which could have a material adverse effect on operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to: the Exchange Ratio being based on pre- determined ownership percentages meaning that it will not be adjusted if there is a decrease in Windstream’s value prior to the Merger, and therefore Uniti stockholders cannot be sure of the value of the consideration they will receive in the Merger, if completed; the Exchange Ratio being dependent upon the amount of then outstanding Uniti Common Stock and Windstream units at the Closing, which means that the Exchange Ratio will not be determined until immediately prior to the Closing; the Merger being subject to conditions, including conditions that may not be satisfied or waived on a timely basis or at all, and which if delayed or not satisfied may prevent, delay or jeopardize the Closing, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Merger; the termination of the Merger Agreement, which could negatively impact Uniti and Windstream and, in certain circumstances, could require Uniti to pay certain termination fees or expense reimbursement to Windstream; the uncertainty that Uniti will be able to obtain sufficient cash to pay the Closing Cash Payment for the Merger in a timely manner or at all; stockholder litigation, which could prevent or delay the Closing or otherwise negatively impact each of Uniti’s and Windstream’s businesses and operations; the significant transaction costs that Uniti and Windstream will incur in connection with the Merger; the possibility that the Merger may distract Uniti’s and Windstream’s respective management teams from their other responsibilities and the Merger Agreement may limit each of Uniti’s ability and Windstream’s ability to pursue new opportunities; the possibility that the Merger, including uncertainty regarding the Merger, may cause third parties to delay or defer decisions concerning Uniti and Windstream and could adversely affect Uniti’s and Windstream’s ability to effectively manage their respective businesses; business uncertainties while the Merger is pending, which may negatively impact Uniti’s ability and Windstream’s ability to attract and retain personnel; the unaudited pro forma condensed combined financial information in the Windstream Prospectus which are presented for illustrative purposes only and may not be reflective of New Uniti’s operating results or financial condition following the Closing; our stock price, which may fluctuate significantly; insider control over New Uniti that could limit your ability to influence the outcome of key transactions, including a change of control; certain provisions of Delaware law and our certificate of incorporation and bylaws that may deter third parties from acquiring us; the fact that we do not anticipate paying any cash dividends in the foreseeable future; competition and overbuilding in consumer service areas and competition in business markets, which could reduce market share and adversely affect New Uniti’s results of operations and financial condition; risks related to pro forma consolidated indebtedness, which could materially and adversely affect New Uniti’s financial position, including reducing funds available for other business purposes and reducing our operational flexibility; the possibility that our reliance on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business, and further, cybersecurity incidents could have a material adverse effect on our business, our results of operations and financial condition; rapid changes in technology, which could affect our ability to compete; the possibility that continuous increases in broadband usage may cause network capacity limitations, resulting in service disruptions or reduced capacity for customers; risks related to New Uniti’s operations, which will require sufficient access to liquidity to fund cash needs; if funds are not available when needed, this could affect service to customers and growth opportunities and have a material adverse impact on the business and financial position; risks related to the potential of New Uniti being prohibited from participating in government programs, which could cause results of operations to be materially and adversely affected; risks related to New Uniti being subject to various forms of regulation from the FCC and state regulatory commissions, which limit pricing flexibility for regulated voice and high-speed Internet products, subject New Uniti to service quality, service reporting and other obligations and expose New Uniti to the reduction of revenue from changes to the USF, the inter-carrier compensation system, or access to interconnection with competitors’ facilities; risks related to the possible impact of tariffs, including trade tariffs, and trade disputes; risks related to New Uniti’s business being subject to other government regulations and changes in current or future laws, regulations, rules, federal executive orders or state or federal mandates could restrict its ability to operate in the manner currently contemplated; and additional factors discussed in the Windstream Registration Statement and in Part I, Item 1A “Risk Factors” of Uniti’s Annual Report on Form 10-K for the year ended December 31, 2024, as well as those described in Windstream’s and Uniti’s subsequent filings with the SEC. Forward-looking statements speak only as of the date of this communication. Except as required by law, Uniti, Windstream and New Uniti expressly disclaim any obligation to update or revise any forward- looking statements to reflect any change in expectations or any change in events, conditions or circumstances on which any such statement is based.

Where to Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Windstream and Uniti (the “proposed transaction”). In connection with the proposed transaction, Windstream filed a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC on February 12, 2025 and Uniti filed a proxy statement with the SEC on February 12, 2025. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain copies of the registration statement and proxy statement/prospectus (when available) as well as other filings containing information about Windstream and Uniti, without charge, at the SEC’s website, http://www.sec.gov. Copies of the registration statement and proxy statement/prospectus and each company’s other filings with the SEC may also be obtained free of charge from the respective companies. Copies of documents filed with the SEC by Windstream will be made available free of charge on Windstream’s investor relations website at https://investor.windstream.com/. Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti’s investor relations website at https://investor.uniti.com/.

Participants in the Solicitation

Windstream and Uniti and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Uniti is set forth in its definitive proxy statement, which was filed with the SEC on February 12, 2025. Investors may obtain additional information regarding the interests of such participants by reading the registration statement, proxy statement/prospectus and other relevant materials regarding the proposed transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINDSTREAM PARENT, INC.

Date: March 27, 2025	By:	/s/ Drew Smith
		Name:	Drew Smith
		Title:	Chief Financial Officer and Treasurer